Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors

interWAVE Communications International, Ltd.

                We consent to the incorporation by reference in this registration statement on Form S-8 of interWAVE Communications International, Ltd. (“interWAVE”) of our report dated August 13, 2001, relating to the consolidated balance sheets of interWAVE and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three year period ended June 30, 2001, and the related financial statement schedule, which report appears in the interWAVE Annual Report on Form 10-K for the fiscal year ended June 30, 2001.

/s/ KPMG LLP

Mountain View, California

July 17, 2002